UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 1)

CUREVAC N.V.

(Name of Issuer)

Common Shares, par value €0.12 per share

(Title of Class of Securities)

N2451R105

(CUSIP Number)

Brian S. North, Esquire

Buchanan Ingersoll & Rooney PC

50 South 16th Street, Suite 3200

Philadelphia, PA 19102

(215) 665-8700

Dr. Marc Hauser

RITTERSHAUS

Harrlachweg 4 · 68163 Mannheim

Germany

+49 621 4256-275

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 8, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N2451R105

1.	Names of Reporting Persons. MH-LT-Investments GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒(1)
(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 95,504(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 95,504(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,504(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%(3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by MH-LT-Investments GmbH (“MH-LT-Investments”) and Dr. Dr. Matthias Hothum (“Dr. Hothum and collectively with MH-LT-Investments, the “Reporting Persons”). MH-LT-Investments is a party by way of accession to the Shareholders’ Agreement described in Item 6 of this Schedule 13D, which governs the voting and the disposition of the common shares of the Issuer.

(2)	Represents 95,504 shares held of record by MH-LT-Investments.

(3)	This percentage is calculated based on 187,120,718 common shares of CureVac N.V. outstanding as reported in its Form 20-F Annual Report filed with the Securities and Exchange Commission on April 28, 2022.

CUSIP No. N2451R105

1.	Names of Reporting Persons. Dr. Matthias Hothum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,942,036(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 70,942,036(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,942,036

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.9%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by 4H invest GmbH (“4H invest”) and Dr. Christof Hettich (“Dr. Hettich and collectively with 4H invest, the “Reporting Persons”). 4H invest is a party to the Shareholders’ Agreement described in Item 6 of this Schedule 13D, which governs the voting and the disposition of the common shares of the Issuer. Dr. Hothum is one of two general partners and also a managing director of the other general partner of dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), but expressly disclaims status as member of a “group” for purposes of this Schedule 13D.

(2)	Represents 70,846,532 shares held of record by dievini and 95,504 shares held of record by MH-LT-Investments.

(3)	This percentage is calculated based on 187,120,718 common shares of CureVac N.V. outstanding as reported in its Form 20-F Annual Report filed with the Securities and Exchange Commission on April 28, 2022.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on May 5, 2022 by the Reporting Persons (the “Statement”) with respect to common shares, par value €0.12 per share (the “Shares”) of CureVac N.V., a Dutch public company (the “Issuer”).

The discussion of the Pooling Agreement in Item 6 of the Statement is amended to read as set forth in Item 6 of this Amendment to reflect its termination and Item 5 is revised to reflect the impact of that event on the beneficial ownership of the Reporting Persons.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information required by Items 5(a) and (b) is set forth in Rows 7 - 13 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.  In his capacity as a one of two general partners and also a managing director of the other general partner of dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), Dr. Hothum shares voting and dispositive power over the Shares held by dievini, and may be deemed to beneficially own such Shares held by dievini. However, Dr. Hothum disclaims beneficial ownership of the Shares held by dievini except to the extent of his pecuniary interest therein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pooling Agreement

dievini, DH-LT-Investments, MH-LT-Investments GmbH, Bohlini invest GmbH, and 4H invest GmbH were parties to a Pooling Agreement (the “Pooling Agreement”) governing the disposition and voting of the Shares held by them. The Pooling Agreement was terminated on November 8, 2022.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1.	Power of Attorney (Incorporated by reference to Exhibit 1 to Amendment No. 4 to Schedule 13D filed by dievini Hopp BioTech holding GmbH & Co. KG and others with the SEC on March 17, 2022).

2.	Joint Filing Agreement (Incorporated by reference to Exhibit 2 to the Amendment to Schedule 13D filed by the Reporting Persons on May 5, 2022).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2022

MH-LT-INVESTMENTS GMBH

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

/s/ Dr. Marc Hauser as attorney-in-fact
MATTHIAS HOTHUM

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